NEW ATLAS HOLDCO INC.

5918 W. Courtyard Drive, Suite 500

Austin, Texas 78730

September 7, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: New Atlas HoldCo Inc.

Registration Statement on Form S-4, as amended

File No. 333-273585

Ladies and Gentlemen:

On behalf of New Atlas HoldCo Inc. (the “Registrant”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Washington, D.C. time, on September 11, 2023, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. In making this acceleration request, the Registrant acknowledges that it is aware of its obligations under the Act. Once the above-referenced Registration Statement on Form S-4 has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by calling Thomas G. Zentner at (512) 542-8449.

Thank you for your assistance with this matter.

Very truly yours,

New Atlas HoldCo Inc.

By:	/s/ Dathan C. Voelter
Name:	Dathan C. Voelter
Title:	General Counsel and Secretary

cc:	Thomas G. Zentner, Vinson & Elkins L.L.P.